

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 4, 2015

Kevin J. Helmick
President and Chief Executive Officer
Farmers National Banc Corp.
20 South Broad Street, Canfield, Ohio 44406

>     **Re:     Farmers National Banc Corp.**
>     **Registration Statement on Form S-4/A**
>     **Filed July 31, 2015**
>     **File No. 333-205725**

Dear Mr. Helmick:

We have limited our review of your registration statement to those issues we have addressed in our comments.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Material U.S. Federal Income Tax Consequences of the Merger, page 44

1.  Please delete the new language on page 47 that the discussion is "for general information only," as it is inappropriate.

Part II. Exhibits
Exhibit 8.1

2.  It appears you intend your tax opinion to be in "short-form." Accordingly, the tax disclosure in the prospectus serves as the tax opinion, and the opinion filed as Exhibit 8.1 to the registration statement must confirm this with a statement such as: "the discussion contained in the Registration Statement under the caption 'Material U.S. Federal Income Tax Consequences' constitutes our opinion regarding the material U.S. federal income tax consequences of the Merger."  Please revise both accordingly.

    The Exhibit 8 short-form opinion and the tax disclosure in the prospectus both must state clearly that the disclosure in the tax consequences section of the prospectus <u>is</u> the opinion of counsel, and that disclosure must clearly identify and articulate the opinion being rendered. For more information, please refer to Corporation Finance's Staff Legal Bulletin No. 19.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rule 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Jessica Livingston at 202-551-3448 or me at 202-551-3434 with any questions.

Sincerely,

/s/ Michael Clampitt

Michael Clampitt
Senior Counsel

cc:. J. Bret Treier, Esq. (V*ia E-mail*)